2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

Kenneth L. Betts
Direct Telephone: 214-740-8696
Direct Fax: 214-756-8696
kbetts@lockelord.com
August 30, 2011
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Opportunity REIT, Inc. Amendment No. 4 to Registration Statement on Form S-11 Filed August 30, 2011 File No. 333-173048
Dear Mr. Kluck:
     Set forth below are the responses of Plymouth Opportunity REIT, Inc. (the “Company”) to the Commission’s comment letter dated August 22, 2011 regarding Amendment No. 3 to the Company’s Registration Statement on Form S-11 (“Amendment No. 3”). To expedite your review, we are sending to you via FedEx clean and marked copies of Amendment No. 4 to the Registration Statement on Form S-11 (“Amendment No. 4”), showing the changes made to Amendment No. 3. The changes reflected in Amendment No. 4 include those made in response to the Commission’s comments, and other changes that are intended to update, clarify and render more compete the information contained therein.
     We understand that the Commission may have additional comments after reviewing Amendment No. 4 and the responses set forth below.
     For your convenience, the Commission’s comments have been repeated herein in bold font, with the Company’s responses immediately following each of the Commission’s comments. Page number references are to the marked typeset courtesy copy of the Amendment No. 4 provided to the Commission.
General
1.	We note your response to comment 4 of our letter dated July 25, 2011 and your revised disclosure on page 3. In the sub-advisor section on page 79, please disclose the number of each type of property that Oxford has invested in and the overall total, the number of investments that were joint ventures, and the number of investments that Oxford retained investment control over.

August 30, 2011

     In response to the Staff’s comment, we have revised the disclosure on page 78 of the prospectus under the caption “Sub-Advisors” to add the requested disclosure.
What are your investment objectives?, page 3
2.	We note your response to comment 5 of our letter dated July 25, 2011. In response to our comment, you state that the disclosure on page 171 and elsewhere relates to the possibility of issuing shares in connection with the exchange of operating partnership units issued in connection with investments. However, your disclosure on page 171 refers only to a follow-on offering and is not limited. Please revise your disclosure as appropriate to clarify this limitation.
     In response to the Staff’s comment, we have revised the disclosure on pages 169-170 of the prospectus under the caption “Plan of Distribution—General” and on page 7 of the prospectus under the caption “What are the terms of the offering?” to delete all references to the possibility of “follow-on offerings.”
What is the ownership structure ...”, page 12
3.	We note your response to comment 6 of our letter dated July 25, 2011. Please identify the “sole member” of the Haley Group.
     In response to the Staff’s comment, we have revised the disclosure on page 12 of the prospectus under the caption “What is the ownership structure of the Company and its affiliates?” to add the requested disclosure.
Management, page 69
Sub-Advisors, page 79
4.	We note your response to comment 11 of our letter dated July 25, 2011. Please explain what role Dial Equities, Inc. will have in your business. For example, please clarify if you intend to have this entity manage your properties. If so, please disclose whether you intend to enter into a separate contract with this entity.
     In response to the Staff’s comment, we have revised the disclosure on page 78 of the prospectus under the caption “Sub-Advisors” to add the requested disclosure.
5.	We note your response to comment 12 of our letter dated July 25, 2011. We note your disclosure regarding each of the executive officers and significant employees of the Haley Real Estate Group. Please disclose the title these individuals hold if applicable, and please disclose when they began working for the Haley Real Estate Group (“HRG”). We also note that you indicate that Mr. Troia, Jr. has worked at HRG since June 2000. However, this entity was not formed until April 2010. Please revise to disclose when he began working at each of the listed entities and the title he held at each entity. Additionally, please clarify whether he

August 30, 2011

still works for each of the listed entities. For each significant employee, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced.
     In response to the Staff’s comment, we have revised the disclosure on pages 79-80 of the prospectus under the caption “Sub-Advisors” to add the requested disclosure.
Management Compensation, page 85
6.	We note your response to comment 9 of our letter dated July 25, 2011. Please clarify, by footnote or otherwise, whether you may also reimburse your advisor for personnel costs that are not directly related to acquiring properties and if these amounts will be in addition to the reimbursements associated with acquisition related personnel costs.
     In response to the Staff’s comment, we have revised the disclosure on page 90 of the prospectus under the caption “Management Compensation” to add the requested disclosure.
Liquidity and Capital Resources, page 119
7.	Please update your disclosure to discuss the organizational and offering costs which have been paid/incurred on your behalf to date.
     In response to the Staff’s comment, we have revised the disclosure on page 118 of the prospectus under the caption “Liquidity and Capital Resources” to add the requested disclosure.
Consolidated Balance Sheet., page F-1
8.	Please revise to comply with the updating requirements of Rule 8-08 of Regulation S-X.
     In response to the Staff’s comment, we have added disclosure on pages F-7 through F-10 of the prospectus under the caption “Consolidated Balance Sheets” to add the requested disclosure.

August 30, 2011

     Also enclosed for your review are a sales brochure regarding the Company and a brochure providing information regarding the Company’s advisor.

Sincerely,
/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Rochelle K. Plesset Office of Chief Counsel Division of Investment Management Jeffrey E. Witherell Bryan L. Goolsby, Esq.